Exhibit 99.2

 FY22 Third Quarter Results  MAY 2022 | NASDAQ: IREN  Bitcoin mining. Done Sustainably.

 Disclaimer  Forward-Looking Statements   This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target,” “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.  These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites, any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional capital; competition; Bitcoin prices; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s final prospectus filed pursuant to Rule 424(b)(4) with the SEC on November 18, 2021 , as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.   These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this presentation. Any forward-looking statement that Iris Energy makes in this presentation speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.   The information in this presentation is only effective as of the date given, May 11, 2022, and will not be updated or affirmed unless and until Iris Energy publicly announces updated or affirmed information. Distribution or reference of this deck following May 11, 2022, does not constitute Iris Energy re-affirming information.  Non-IFRS Financial Measures   This presentation includes non-IFRS financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin. See Financial Summary for a definition of Adjusted EBITDA and Adjusted EBITDA Margin, along with a reconciliation to net profit/(loss) after income tax expense, the nearest applicable IFRS measure, for the periods presented. We provide Adjusted EBITDA and Adjusted EBITDA Margin in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBTIDA and Adjusted EBITDA Margin. For example, other companies, including companies in our industry, may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance.   All financial information included in this presentation is denominated in USD and references to “$” are to USD unless otherwise stated.  Industry and Statistical Data   This presentation includes industry data, statistical data, estimates and other forecasts that may have been obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry, internal company surveys, and our review and analysis of market conditions, surveys and industry feedback. Our expectations regarding market and industry data, including expected growth rates, are subject to change based on our ongoing analysis of prevailing market and industry conditions and, as a result, assumptions based on such expectations may not be reliable indicators of future results. We undertake no obligation to update such figures in the future. These sources include government and industry sources, including third-party websites. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Further, certain financial measures and statistical information in this document have been subject to rounding adjustments. Accordingly, the sum of certain data may not conform to the expressed total.  2

 Hashrate Deployment Schedule  3  15 EH/s contracted, on schedule to install ~10 EH/s by early 2023  Reflects anticipated hashrate based on current binding hardware purchase contracts. There can be no assurance that Iris Energy’s contracted hardware will become fully operational on the anticipated schedule or at all, and such risks and uncertainties surrounding deployment could delay or prevent Iris Energy from achieving the anticipated hashrate capacity.  Exceeding announced site capacity of 0.7 EH/s  Second site operational ahead of schedule  Under Construction

 Board & Management Team  David Bartholomew  Independent Chair  30+ years’ experience across energy utilities, transportation and industrials  Former CEO of DUET Group (sold to CKI for $5bn in 2017)  Daniel Roberts  Co-Founder and Co-CEO  15 years’ experience across finance, infrastructure and renewables  Previously 2nd largest individual shareholder in $6bn infrastructure fund  Will Roberts  Co-Founder and Co-CEO  10 years’ experience across resources, commodities & real assets  Previously Vice President at Macquarie in Commodities & Global Markets  Lindsay Ward  President  35+ years’ experience across infrastructure, energy & resources  Previously CEO of Palisade Integrated Management Services  Chris Guzowski  Non-Executive Director  10+ years’ experience in renewables development across Europe & Australia  Founded Mithra Energy, developing 10+ solar PV projects in Poland  Mike Alfred  Non-Executive Director  Previously CEO of Digital Assets Data, Inc. (sold to NYDIG in 2020)  Board member of Crestone Group, LLC, HOHM, Inc., and Eaglebrook Advisors  Joanna Brand  General Counsel & Company Secretary  25 years’ experience in corporate, capital markets, M&A & infrastructure  Previously General Counsel at ME Bank, Jetstar Airways, Billabong & Epic Energy  David Shaw  Chief Operating Officer  30 years’ experience across energy, utilities and resources  Previously SVP Operations Asia-Pacific East at global engineering firm Wood  Denis Skrinnikoff  Chief Technology Officer  15+ years’ experience in the cloud & data center service provider space  Previous data center, M&A and senior leadership experience in listed markets  Brian Fehr  Strategic Partner  Awarded the Order of British Columbia in 2018, BC’s highest recognition  35+ years’ experience across construction, fabrication & energy  Brian Fry  Strategic Partner  Co-founded RackForce in 2001 (became Canada’s largest cloud hosting provider)  Co-founded IP World, a fibre optic network company in 1999  Iris Energy’s leadership team has delivered >$25 billion in energy & infrastructure projects  Anne Hayes  Vice President – Finance (Interim)  30+ years’ experience across transport, logistics, energy & infrastructure  Previously Deputy Secretary Corporate Services & CFO of Transport for NSW  4

 Industry leading data centers  Proprietary designs, optimizing operational performance  Longer hardware life  Building a multi-decade, institutional grade, data center platform  Canal Flats, British Columbia, Canada: Aerial view  5  Quality, Sustainable Assets

IrisEnergy

Financing Update

- Institutional-grade IPO – first Bitcoin miner led by bulge bracket banks
- Operational cash flows available to underwrite non-dilutive funding opportunities
- Recently secured $71m NYDIG hardware financing for ~2 EH/s

Nasdaq IPO

(*) Iris Energy research coverage

J.P.Morgan* | Canaccord Genuity* | citi* | COWEN* | Macquarie* | Compass Point Research & Trading, LLC* | CLSA | Cantor Fitzgerald* | Galaxy Digital

Funding

~$1bn
Capex required for 15 EH/s

~$750m
Funding secured[1]

- ~10 EH/s remain unencumbered (~$350m of financing capacity[2])
- Multiple formal debt processes underway

1. Indicative estimate assuming $40k Bitcoin price, ~213 EH/s global hashrate (implied by network difficulty) increasing to ~300EH/s by December 2023 and reinvestment of operating cash flow. All assumptions as at May 10, 2022.
2. Indicative LVR of ~$35/TH based on NYDIG facility.

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1.1 3.9 4.7 2.6 3.3 1.6 10.0 23.3 12.8 6.0 7.2 5.5 Iris Energy Marathon Riot Hut 8 Bitfarms Argo April '22 Hashrate End of '22 or Early '23 Market capitalization2 $420M $1,250M $880M $490M $420M $320M Peer Average Market cap per hashrate (Early ’23)3 0.4x 0.5x 0.7x 0.8x 0.6x 0.6x 0.6x 7 o One of the industry’s leading hashrate growth rates over next 12 – 18 months o Faster hashrate growth will drive higher share of global network o Iris Energy market cap per Hashrate ~33% below peer average Hashrate Growth 1. Sources: Marathon-April 2022 Production Update. Riot-April 2022 Production Update. Hut 8-current 2.58 EH/s from April 2022 Production Update and 6 EH/s by end of 2022 estimate from Jan 4, 2022 Cowen Research Report and March 17, 2022 Q4’21 Earnings Call. Bitfarmscurrent 3.3 EH/s from April 2022 Production Update and 7.2 EH/s target by end of 2022 from “Recapping Q4 2021 Performance” letter. Argocurrent 1.6 EH/s and 5.5 EH/s by Dec’22 from “2021 Full Year Results” PR published 4/28/22. 2.Market values as of 5/10/22 after market close from Thomson Reuters. 3.Market cap per hashratemultiple is calculated as Market cap ($m) divided by product of hashrateand 100. 1 Attractive Value 15.2 Contracted 9x 6x 3x 2x 2x 3x

Iris Energy

Illustrative Mining Profit

Assuming contracted hardware is operating today[5] (annualized)

Nameplate Hashrate	10 EH/s[1,2]	15 EH/s[1,2]
Illustrative Net Revenue[3]	$626m	$939m
Illustrative Mining Profit[4]	$505m	$761m

Notes:

1. Please see the **Coinwarz Bitcoin Mining Calculator** (https://www.coinwarz.com/mining/bitcoin/calculator):
   - Inputs for **10 EH/s**: 10,000 PH/s (hashrate), 335MW (power consumption) and $0.04 /kWh (electricity costs) – prefilled link here
   - Inputs for **15 EH/s**: 15,000 PH/s (hashrate), 495MW (power consumption) and $0.04 /kWh (electricity costs) – prefilled link here

   Based on binding hardware purchase contracts which are expected to increase operating and contracted nameplate hashrate capacity to 15.2 EH/s.
2. Illustrative outputs assume, **as a placeholder only, as at May 10, 2022**, Bitcoin price of ~US$40k, global hashrate (implied by network difficulty) of ~213 EH/s and transaction fees of ~0.1 BTC per block. Assumes pool fees of 0.5% of mining rewards and mining hardware operates at 100% uptime. Note: Online calculator excludes all overheads and fees (except mining pool fees)
3. Illustrative net revenue = Illustrative gross revenue less assumed mining pool fees
4. Illustrative mining profit = Illustrative net revenue less assumed electricity costs
5. The illustrative outputs assume nameplate hashrate is **fully installed and operating today** using the above assumptions. **These assumptions are likely to be different in the future and users should input their own assumptions**

THE ABOVE INFORMATION IS FOR GENERAL INFORMATION PURPOSES ONLY. THE NET REVENUE AND MINING PROFIT OUTPUTS ARE FOR ILLUSTRATIVE PURPOSES ONLY AND SHOULD NOT BE CONSIDERED PROJECTIONS OF IRIS ENERGY'S OPERATING PERFORMANCE. SUCH NET REVENUE AND MINING PROFIT OUTPUTS ARE BASED ON IMPORTANT ASSUMPTIONS AND HISTORICAL INFORMATION, INCLUDING INFORMATION AND CALCULATIONS FROM THIRD PARTY SOURCES (INCLUDING WEBSITES). WE HAVE NOT INDEPENDENTLY VERIFIED SUCH INFORMATION AND CALCULATIONS, AND SUCH INFORMATION AND CALCULATIONS ARE SUBJECT TO IMPORTANT LIMITATIONS AND COULD PROVE TO BE INACCURATE. THE ILLUSTRATIVE NET REVENUE AND MINING PROFIT OUTPUTS ARE BASED ON HISTORICAL INFORMATION WHICH MAY OR MAY NOT MATERIALIZE IN THE FUTURE – ACCORDINGLY, THERE IS NO ASSURANCE THAT ANY ILLUSTRATIVE OUTPUTS WILL BE ACHIEVED WITHIN THE TIMEFRAMES PRESENTED OR AT ALL OR THAT MINING HARDWARE WILL OPERATE AT 100% UPTIME. THE ABOVE AND THIS PRESENTATION SHOULD BE READ STRICTLY IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS DISCLAIMER ON PAGE 2.

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 Current Sites

Iris Energy

Site Progress

Site Overview	Capacity (MWs)	Miners (EH/s)	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	9	0.3	Complete	Operating
	41	1.2	Q3 CY22	Under Construction
	30	0.9	CY23	Under Construction
Prince George (BC, Canada)	50	1.4	Q3 CY22	Under Construction
	35	1.0	CY23	Under Construction
Childress County (Texas, US)	100	3.0	Q4 CY22[1]	Under Construction
	235	6.6	CY23	Under Construction
Total (miners secured)	**530**	**15.2**		
Childress (Texas, US)	265	~8[2]		Potential Capacity
Total (potential expansion)	**795**	**~23[2]**		

Reflects anticipated hashrate based on current binding hardware purchase contracts. There can be no assurance that Iris Energy's contracted hardware will become fully operational on the anticipated schedule or at all, and such risks and uncertainties surrounding deployment could delay or prevent Iris Energy from achieving the anticipated hashrate capacity.

1. Data center buildings targeted for completion by end of CY22; energization of data centers targeted for Q1 CY23.
2. Equivalent hashrate potential for the available power capacity assuming installation of additional Bitmain S19j Pro miners.

Geographical Diversification


6%
Canal Flats
(BC, Canada)
30MW / 0.8 EH/s
15%
Mackenzie
(BC, Canada)
85MW / 2.4 EH/s
16%
Prince George
(BC, Canada)
85MW / 2.4 EH/s
63%
Childress County
(Texas, USA)
335MW / 9.6 EH/s

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 Canal FlatsBritish Columbia, Canada  Land: 100% owned  Power Source: 100% renewable energy1  Power Capacity: 30MW  Miners: 0.8 EH/s  Status: Operating  Timing: Complete  Onsite fabrication facility supports BC build out  Center of excellence for research and development  Proprietary design; optimized ventilation and airflow  Optimal performance achieved in high and low temperature extremes  1. Currently 98% from direct renewable energy sources and 2% from the purchase of RECs.  11

   Land: 100% ownedPower Source: 100% renewable energy1Power Capacity: 80MWMiners: 2.4 EH/sStatus: Operating and under constructionExpected Timing: 1.2 EH/s Q3 CY22 + 0.9 EH/s CY23First 0.3 EH/s operating since April 12, 2022 (ahead of schedule)  Need more photos from Mackenzie Video – to come from Jess next week  MackenzieBritish Columbia, Canada  1. Currently 98% from direct renewable energy sources and 2% from the purchase of RECs.  12

   Land: 50-year lease1Power Source: 100% renewable energy2Power Capacity: 85MWMiners: 2.4 EH/sStatus: Under constructionExpected Timing: 1.4 EH/s Q3 CY22 + 1.0 EH/s CY23  Prince GeorgeBritish Columbia, Canada  2  30 year lease including 2 x 10 year extensions plus option to purchase within first 10 years.Currently 98% from direct renewable energy sources and 2% from the purchase of RECs.

   Land: 100% owned >300 AcresPower Source: Excess/under-utilized renewable energy1 Power Capacity: 600MWMiners: 9.6 EH/s + 8 EH/s2Status: Construction underwayExpected Timing: Data center buildings for the initial 3 EH/s (100MW) targeted for completion by the end of 2022 and energization Q1 CY23Remaining 6.6 EH/s (235MW) expected to progressively come online through to Q3 2023  Renewable power source and mix to be confirmed closer to time of commissioning.Equivalent hashrate potential for the power capacity assuming installation of Bitmain S19j Pro miners.  Childress CountyTexas, USA  Childress County, Texas USA site renderings only  3

   Our team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centersExtensive in-house construction management and operational expertiseWorld class engineering and construction partnersRapidly expanding operational team in Canada and TexasRolling out standardized proprietary data center design  4  Executional Excellence

Supply Chain Management

- **Early procurement** of long lead items to de-risk construction
- **Leveraging relationships** with key suppliers to expedite manufacture and delivery
- **Multiple projects** allow optimization of standardized equipment delivery
- **Constant review** of supply chain improvement opportunities by internal logistics team
- **Sourcing from multiple manufacturers** to reduce single point supply chain exposure





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 100% renewable energy1  Solving problems in renewable energy markets  Social licence to operate  Supports local communities via community grants, sponsorship and local employment  We target markets with excess and under-utilized renewables  We support local communities  We have a strong emphasis on proper governance  British Columbia, Canada  PROBLEM: declining industrial loads may force power prices up  SOLUTION: we can re-introduce load to help keep power prices down  Texas, United States  PROBLEM: renewables intermittency creates grid instability  SOLUTION: we can support the grid by reducing load during peak periods and increasing load during off-peak periods.  * Independent director  1. Currently 98% from direct renewable energy sources and 2% from the purchase of RECs.  17  Social License to Operate

 Financial Summary

 Q3 FY22 Quarterly Results (YoY)  +686%  449%  358%  445%  1  Adjusted EBITDA is a non-IFRS measure. Please refer to page 20 for reconciliation to the comparable IFRS measure.  19

Iris Energy

Adjusted EBITDA Reconciliation

USD'000	Three months ended 31 March 2022	Three months ended 31 March 2021	Nine months ended 31 March 2022	Nine months ended 31 March 2021
Bitcoin mining revenue	15,178	2,787	45,565	4,818
Electricity and other site costs(1)	(3,523)	(811)	(8,499)	(2,232)
Other corporate costs	(4,322)	(373)	(9,812)	(1,633)
Adjusted EBITDA	**7,333**	**1,603**	**27,254**	**953**
Adjusted EBITDA Margin	48%	57%	60%	20%
Add/(deduct):				
Other income	13	59	13	583
Foreign exchange gains/(loss)	(5,834)	1,592	(5,749)	1,095
Share-based payments expense - founders(2)	(3,267)	(61)	(8,420)	(61)
Share-based payments expense - executives(3)	(403)	(175)	(2,039)	(435)
IPO one-off expenses	-	-	(3,094)	-
EBITDA	**(2,158)**	**3,018**	**7,965**	**2,135**
Fair value loss and interest expense on hybrid financial instruments(4)	-	(2,158)	(418,884)	(2,244)
Other finance expense	(1,435)	(71)	(3,366)	(140)
Interest income	12	3	12	5
Depreciation	(2,286)	(290)	(4,247)	(942)
Profit/(loss) before income tax benefit/(expense)	**(5,867)**	**502**	**(418,520)**	**(1,186)**
Income tax benefit/(expense)	3,189	-	(3,033)	-
Profit/(loss) after income tax benefit/(expense)	**(2,678)**	**502**	**(421,553)**	**(1,186)**

Non-cash. Founders primarily relate to $75 strike options ($370 - $1,850 share price vesting)

Non-cash mark-to-market of convertible notes converted into equity at IPO

1) Electricity and other site costs includes electricity charges, site employee benefits, repairs and maintenance and site utilities.
2) Share-based payments expense includes expenses recorded on Founder options, including (1) Founder price target options (Executive Director Liquidity and Price Target Options) that vested on IPO during the previous quarter ended 31 December 2021. For the 3 months ended 31 March 2022 and onwards no further expense will be recorded in relation to these price target options. (2) Founder long-term options (Executive Director Long-term Target Options) which were granted in September 2021 in connection with the IPO with an expense of US$3.27 million recorded in the three months ended 31 March 2022. These long-term options are currently "out of the money" with an exercise price of US$75 and initial share price vesting conditions of US$370, US$650, US$925 and US$1,850 for each tranche granted. See note 15 of the 31 March 2022 unaudited interim consolidated financial statements for further information.
3) Share-based payments expense includes expense recorded in relation to incentives issued under the Employee Share Plans, Employee Option Plan and Non-Executive Director Option Plan.
4) Includes fair value losses recorded on SAFE, convertible notes and associated embedded derivatives that were converted into ordinary shares upon the Group's listing on the Nasdaq. The net fair value losses recorded on these instruments represents the movement in the share price from date of issuance of these instruments to the IPO listing price of US$28. All of these instruments converted to ordinary shares on 16 November 2021, the associated fair value gains/(losses) are non-cash movements and do not impact the cash position of the Group. See note 5 of the 31 March 2022 interim financial statements for further information.

The Group uses EBITDA and Adjusted EBITDA as a metric that is useful for assessing its operating performance before the impact of non-cash and other items. EBITDA is net profit or (loss) from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted for removing certain non-cash and other items, including share-based payment expenses, foreign currency gains/(losses) and one-time transactions.
The Group presents its financial statements in Australian dollars (A$). All U.S. dollar balances presented in this presentation have been translated using the noon buying rate of the Federal Reserve Bank of New York on the last working day of each relevant quarter.

20

USD'000  Three months ended 31 March 2022  Three months ended 31 March 2021  Nine months ended 31 March 2022  Nine months ended 31 March 2021  Revenue  Bitcoin mining revenue  15,178  2,787  45,565  4,818  Other income  13  59  13  583  Expenses  Depreciation and amortization  (2,286)  (290)  (4,247)  (942)  Electricity charges  (2,997)  (686)  (7,195)  (1,823)  Employee benefits expense  (1,454)  (254)  (3,922)  (826)  Share-based payments expense  (3,669)  (236)  (10,459)  (496)  Impairment of assets  196  8  (156)  (431)  Loss on disposal of assets  -  -     -  (193)  Professional fees  (606)  (148)  (4,178)  (294)  Other expenses  (2,985)  (104)  (5,954)  (298)  Operating profit  1,390  1,136  9,467  98  Finance expense  (1,435)  (2,229)  (422,250)  (2,384)  Interest income  12  3  12  5  Foreign exchange gains/(loss)  (5,834)  1,592  (5,749)  1,095  Profit/(loss) before income tax benefit/(expense)  (5,867)  502  (418,520)  (1,186)  Income tax benefit/(expense)  3,189  -    (3,033)  -   Profit/(loss) after income tax benefit/(expense)  (2,678)  502  (421,553)  (1,186)  Financial Performance  The Group presents its financial statements in Australian dollars (A$). All U.S. dollar balances presented in this presentation have been translated using the noon buying rate of the Federal Reserve Bank of New York on the last working day of each relevant quarter.   Non-cash  Primarily non-cash mark-to-market of convertible notes converted into equity at IPO  21

 Financial Position  USD'000  31 March 2022  30 June 2021  Assets        Cash and cash equivalents  157,993  38,990        Other receivables  18,764  794        Prepayments and other assets  25,150  648     Total current assets  201,907  40,432        Property, plant and equipment  168,146  15,952        Right-of-use assets  1,009  1,405        Goodwill  656  660        Deferred tax asset  7,258  912        Mining hardware prepayments  178,355  75,208     Total non-current assets  355,424  94,137  Total assets  557,331  134,569  Liabilities        Trade and other payables  6,147  1,120        Borrowings  44,320  71,986        Embedded derivatives  -     96,716        Income tax liability  3,191  533        Employee benefits  355  109     Total current liabilities  54,013  170,464        Borrowings  40,745  11,853        Deferred tax liability  3,332  1,618     Total non-current liabilities  44,077  13,471  Total liabilities  98,090  183,935  Equity     Issued capital  950,057  12,036     Reserves  9,647  1,449     Accumulated losses  (500,463)  (62,851)  Total equity / (deficit)  459,241  (49,366)  Total liabilities and equity  557,331  134,569  Primarily non-cash mark-to-market of convertible notes converted into equity at IPO  The Group presents its financial statements in Australian dollars (A$). All U.S. dollar balances presented in this presentation have been translated using the noon buying rate of the Federal Reserve Bank of New York on the last working day of each relevant quarter.   22

 Questions